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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Stocker & Yale, Inc.

Title of Class of Securities:  Common Stock, $.001 par value

CUSIP Number:  86126T203

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Richard L. Chilton, Jr., c/o Chilton Investment Partners, L.P.
320 Park Avenue, 22nd Floor, New York, NY  10022; (212) 751-3596

     (Date of Event which Requires Filing of this Statement)

                        October 21, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  86126T203

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Richard L. Chilton, Jr.   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         200,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         200,000

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         200,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






                                2

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13. Percent of Class Represented by Amount in Row (11)

         7.8%

14. Type of Reporting Person

         IN

















































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The purpose of this Schedule 13D is to report the ownership of
Richard L. Chilton, Jr. (the "Reporting Person") in the Common
Stock, $.001 par value (the "Shares"), of Stocker & Yale, Inc.
(the "Issuer") of 7.8% of the Shares outstanding.

Item 1.  Security and Issuer
         ___________________

         The title of the class of equity securities to which this statement relates is: Common Stock, $.001 par value in Stocker & Yale, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         Stocker & Yale, Inc.
         32 Hampshire Road
         Salem, NH  03079

Item 2.  Identity and Background
         _______________________

         This statement is being filed on behalf of Richard
         L. Chilton, Jr. Mr. Chilton is the general partner of Chilton Investments, L.P., a Delaware limited partnership that serves as the general partner of Chilton Investment Partners, L.P., a Delaware limited partnership. He is also the general partner of Olympic Equity Partners, L.P., a Delaware limited partnership which serves as general partner of Chilton Opportunity Trust, L.P., a Delaware limited partnership (Chilton Investment Partners, L.P. and Chilton Opportunity Trust, L.P. are collectively referred to herein as the "Partnerships"). Olympic Equity Partners, L.P. also serves as the investment adviser to Chilton International (BVI) Ltd. and Chilton Natural Resources
         (BVI) Ltd., both British Virgin Islands corporations, and advises several managed accounts (the corporations and accounts together, the "managed accounts").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Chilton is a citizen of the United States of America.




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Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, the Reporting Person is deemed to beneficially own 200,000 Shares. All 200,000 Shares are held by the Partnerships or by managed accounts over which the Reporting Person has investment discretion. The Shares were purchased in open market transactions at an aggregate cost of $1,050,000. The funds for the purchase of the Shares held in the Partnerships and the managed accounts over which the Reporting Person has investment discretion have come from the Partnerships' working capital or each account's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions
         _______________________

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 200,000 Shares. Based on information received from the Issuer, there are believed to be 2.563 million Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 7.8% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or Relation-
         ships with Respect to Securities of the Issuer
         ____________________________________________________

         The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.







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Item 7.  Material to be Filed as Exhibits
         ________________________________

         A description of the transactions in the Shares that were effected by the Reporting Person during the past
         60 days is filed herewith as Exhibit A.


















































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         Signature



         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.





                                     /s/ Richard L. Chilton, Jr.
                                  ______________________________



January 8, 1996




































                                7
00511001.AR0

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                                                        Exhibit A
                                                        _________


                    SCHEDULE OF TRANSACTIONS
                    ________________________


  Date          Shares Acquired/(Sold)      Price Per Share
  ____          ______________________      _______________

10/21/96             200,000                     5.25












































00511001.AR0